SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE • STUART, FLORIDA 34994
TELEPHONE: (772) 288-6086 • FACSIMILE: (772) 288-6012
July 14, 2010
VIA FACSIMILE AND EDGAR
Mr. Michael R. Clampitt
Mr. Matt McNair
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida Registration Statement on Form S-1 Filed May 24, 2010 File No. 333-167051
Dear Mr. Clampitt and Mr. McNair:
     We have reviewed your letter dated June 14, 2010 by which the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided comments to the Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-167051) filed by Seacoast Banking Corporation of Florida (the “Company”) on May 24, 2010. This letter sets forth the Company’s responses to the Staff’s comments.
Incorporation by Reference, page iv
1.	The Form 10-K/A which has been incorporated by reference does not contain financial statements for your latest fiscal year. Please revise. Refer to Item 12(a)(1) of Form S-1.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it incorporates by reference both its Annual Report on Form 10-K, filed with the SEC on March 23, 2010, and its Annual Report on Form 10-K/A filed with the SEC on May 18, 2010.
Recent Developments, page 9
2.	To the extent material, please revise to discuss the company’s performance since March 31, 2010. Include a discussion of whether non-performing loans have increased since the end of the first quarter and, if so, the amount by which they have increased.

Mr. Clampitt and Mr. McNair
July 14, 2010

RESPONSE: Based on preliminary, unaudited financial results for the three months ended June 30, 2010, the Company does not believe that its performance since March 31, 2010 has changed materially, other than as a result of $23.0 million of loans sold by the Company in the most recent period. No sales of loans were made in the first three months of 2010. The Company’s nonperforming assets (loans and other real estate owned) were $115.0 million at March 31, 2010, which decreased $5.0 million to $110.0 million at June 30, 2010, as a result of the loan sales and additions to non-performing loans in the ordinary course of business. The allowance for loan losses is estimated to be approximately $40.0 million or 3.08% of loans at June 30, 2010, compared to $43 million or 3.18% of loans at March 31, 2010.

The Company’s loan sales in the most recent three months ended June 30, resulted in approximately $10.0 million of loan charge-offs. Preliminary results of operations for the second quarter include a provision for loan losses of approximately $16.8 million compared to $2.1 million for the first quarter. The increase in the provision was necessary as a result of the losses from the loan sales. Further, primarily as a result of the losses on the loans sold, the Company’s preliminary net loss for the second quarter will be approximately $13.8 million, an increase from the $1.5 million in the first quarter of 2010 when no loans were sold, but substantially less than in each of the second, third and fourth quarters of 2009.
Selling Stockholders, page 21
3.	Please provide all of the information required by Item 507 of Regulation S-K in your next pre-effective amendment.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it provided all of the information required by Item 507 of Regulation S-K.

4.	Please confirm that the selling shareholder is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities held. Please revise accordingly.

RESPONSE: On July 14, 2010, the Company filed a registration statement on Form S-1/A in which it identified the natural person or persons having voting and investment control over the securities held. We note that the selling shareholder is not a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.

Mr. Clampitt and Mr. McNair
July 14, 2010

General
5.	We may have additional comments on this filing after reviewing your responses to our comment letter on the registration statement on Form S-1 relating to the Series B preferred stock conversion (File No. 333-167050).

RESPONSE: In addition to this response letter and the amendment to the registration statement on Form S-1 to which it relates (File No. 333-167051), the Company has provided a separate response letter and amended its registration statement on Form S-1 relating to the Series B preferred stock conversion (File No. 333-167050) in response to the SEC’s separate comment letter received on June 14, 2010.
* * *
Please contact me at (772) 287-4000 if you have any questions regarding our responses.

Sincerely,
/s/ Dennis S. Hudson, III
Dennis S. Hudson, III Chief Executive Officer

cc: Ralph F. MacDonald III, Esq. (Jones Day)